Atlas Copco

05011767

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

Stockholm, Sweden, September 28, 2005

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco to acquire South African construction equipment business

Atlas Copco AB
Group Communications
Katarina Dahn

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Sent by DHL 477 9948 176

SEC MAIL
RECEIVED
SEP 30 2005
WASH., D.C.
199
SECTION
PROCESSING

G:\Group Communications\RUTINER\SEC letter.doc

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Björn Rosengren, Business Area Executive, Construction and Mining Technique
+ 46 (0)8 743 83 14 or +46 (0)70 417 85 02
Joanna Canton, Media Relations Manager, Corporate Communications
+44 (0)1442 222312 or +44 (0)7971 650115

Atlas Copco to acquire South African construction equipment business

Stockholm, Sweden, September 28, 2005: Atlas Copco South Africa Pty Ltd. has signed an agreement to acquire assets of Consolidated Rock Machinery (Pty) Ltd. (CRM). The acquired business has annual revenues of approx. MSEK 160 and 65 employees. The purchase price was not disclosed. The acquisition is subject to approval from local authorities.

CRM is the leading distributor of surface drill rigs, portable compressors, and compact equipment, as well as rig-mounted and handheld construction and demolition equipment. CRM has been well established on the market since 1987 and has its own manufacturing of hydraulic boom systems and a range of pneumatic tools. The company has its head office in Johannesburg, South Africa. CRM's compact equipment business will not be included in the acquisition. See more on: http://www.consrock.com.

The acquisition fits well with Atlas Copco's strategy to broaden sales reach and to further improve the aftermarket business. CRM has a strong presence on the market and a good geographical coverage with six sales and service operations in South Africa.

"The acquisition will strengthen our position in South Africa and further improve our possibilities of serving customers with excellent products and after sales support" says Björn Rosengren, Business Area President, Construction and Mining Technique.

The acquired business will be integrated into Atlas Copco South Africa Pty Ltd.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Construction and Mining Technique business area develops, manufactures, and markets rock drilling tools, underground rock drilling rigs for tunneling and mining applications, surface drilling rigs, loading equipment, exploration drilling equipment, and construction tools.